UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Nos.: 1-11255
2-38498

NOTIFICATION OF LATE FILING

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

     For the period ended: June 30, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

     For the transition period ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

AMERCO
U-HAUL INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

1325 Airmotive Way, Suite 100
2727 North Central Avenue

Address of Principal Executive Office (Street and Number)

Reno, Nevada 89502
Phoenix, Arizona 85004

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the financial statements of AMERCO and U-Haul International, Inc. (collectively, the “Registrant”) will not be completed by the last day for a timely filing of its Quarterly Report on form 10-Q for the quarter ended June 30, 2003 pursuant to the General Rules and Regulations under the Securities Exchange Act of 1934.

This delay is related to the Registrant’s delayed filing of its Form 10-K for the fiscal year ended March 31, 2003, which as of the date of this Form 12b-25 has not been filed. The delay in filing the Registrant’s Form 10-K and this Form 10-Q is due to management’s need to internally verify data in the Company’s books and records; the previously disclosed filing by AMERCO for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code; and the previously disclosed re-audit of the Registrant’s books and records for the fiscal years ended March 31, 2002 and 2001. In addition, as previously disclosed, AMERCO’s chief financial officer, who was hired on April 18, 2003, relinquished his role with AMERCO on August 7, 2003.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michelle Cleveland	(602)	263-6790

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Form 10-K for year ended March 31, 2003	☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERCO
U-HAUL INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2003	By:	/s/ Gary B. Horton
Gary B. Horton, Treasurer of AMERCO and Assistant Treasurer of U-Haul International, Inc.